# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BMP AI Technologies, Inc., CIK 0001130781
CUSIP: 927647206
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 10409 Pacific Palisades Ave, Las Vegas, Nevada (NV), 89144
Date of event which requires filing of this statement: 05/16/2025
Filed by CIK 0002099307
Persons authorized to receive notices and communications: Vighnesh Harinarayan Dobale, 10409 Pacific Palisades Ave, Las Vegas, Nevada (NV), 89144, 727-314 3717

## Reporting persons
- Vighnesh Harinarayan Dobale (CIK 0002099307): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 35,000,000; shared voting power 0; sole dispositive power 35,000,000; shared dispositive power 0; aggregate amount beneficially owned 35,000,000 (67.589% of the class)
  Comment: The voting and percentage of class ownership solely includes the common stock shares. The Reporting Person owns an additional 4,000,000 shares of Series A Preferred Stock. See Item 5 for additional information.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: BMP AI Technologies, Inc.
Address of issuer's principal executive offices: 10409 Pacific Palisades Ave, Las Vegas, Nevada (NV), 89144
Comment: The securities to which this Schedule 13D (the "Schedule 13D") relates are shares of common stock, par value $0.0001 (the "Common Stock"), of BMP AI Technologies, Inc. (the "Issuer"). Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: Vighnesh Harinarayan Dobale (the "Reporting Person")
Residence or business address:
The business residence of the Reporting Person is 10409 Pacific Palisades Ave
Las Vegas, NV 89144
Present principal occupation or employment: The principal occupation of the Reporting Person is to serve as the Chief Executive Officer of the Issuer. The Reporting Person exercises voting and dispositive power over all securities of the Issuer held by himself directly.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: The Reporting Person is a citizen of the Republic of India.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D and the information set forth in or incorporated by reference in Item 2 and Item 5 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

On May 14, 2025, the Reporting Person, in a private transaction not involving the Issuer, acquired 50,000,000 shares of common stock and 8,000,000 shares of Series A preferred stock of the Company ("Private Transaction"). As a result of this private transaction, the Reporting Person became the controlling shareholder of the Company.

On May 19, 2025, the Issuer entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") with the Reporting Person, pursuant to which the Issuer acquired all right, title, and interest in and to the BMP AI (formerly Nosha AI) business, including all intellectual property, software, code, and technology. As consideration, the Issuer issued 5,000,000 shares of restricted common stock to the Reporting Person. On May 20, 2025, the Reporting Person became the Chief Executive Officer, President, Chief Financial Officer, Secretary, Treasurer, and sole director of the Company.

On August 5, 2025, the Reporting Person agreed to return and cancel 20,000,000 shares of common stock and 4,000,000 share of Series A Preferred Stock to improve the accuracy of the Issuer's capitalization table.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure set forth above in Item 3 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

As the Chief Executive Officer, President and Chairman of the Issuer, Mr. Dobale may be able to control the Issuer's business and influence the corporate activities of the Issuer, and expects in the future to discuss and make decisions in the ordinary course of his duties regarding plans or proposals with respect to the transactions described in clauses (a) through (j) of this Item 4.

Additionally, as the majority owners of shares of Common Stock, Mr. Dobale may be able to control the Issuer's business and influence the corporate activities of the Issuer, including the transactions described in clauses (a) through (j) of this Item 4.

Except for the disclosure set forth above in Item 3 and this Item 4, the Reporting Person does not at the present time have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's certificate of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j) Any action similar to any of those enumerated above.

Depending on the factors discussed herein, the Reporting Person may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Person in the open market or in privately negotiated transactions, and/or may distribute shares of Common Stock to be acquired or held by the Reporting Person to other entities. Any actions the Reporting Person might undertake will be dependent upon the review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the Reporting Person's need for liquidity, and other future developments.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D and the information set forth in or incorporated by reference in Item 2 and Item 3 of the Schedule 13D are hereby incorporated by reference in its entirety into this Item 5.

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 35,000,000 shares of Common Stock, all of which the Reporting Person has sole voting and dispositive power. The holdings of the Reporting Person represent an aggregate of approximately 67.589% of the Issuer's outstanding shares of Common Stock (based on 51,783,583 shares of Common Stock reported as issued and outstanding directly by the Issuer to the Reporting Person).

The Reporting Person also owns 4,000,000 Shares of Series A Preferred Stock which convert at a ratio of 1-for-50, meaning each share of Series A Preferred Stock converts into 50 shares of Common Stock, and the Shares carry voting rights equal to 500 times the number of shares of Common Stock into which shares of Series A Preferred Stock is then convertible. The Reporting Person's aggregate voting power inclusive of the shares of Series A Preferred Stock and Common Stock is 74.57% (based on 51,783,583 shares of Common Stock, 5,003,773 shares of Series A Preferred Stock, and 3,500,000 shares of Series B Preferred Stock).
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 35,000,000 shares of Common Stock, all of which the Reporting Person has sole voting and dispositive power. The holdings of the Reporting Person represent an aggregate of approximately 67.589% of the Issuer's outstanding shares of Common Stock (based on 51,783,583 shares of Common Stock reported as issued and outstanding directly by the Issuer to the Reporting Person).

The Reporting Person also owns 4,000,000 Shares of Series A Preferred Stock which convert at a ratio of 1-for-50, meaning each share of Series A Preferred Stock converts into 50 shares of Common Stock, and the Shares carry voting rights equal to 500 times the number of shares of Common Stock into which shares of Series A Preferred Stock is then convertible. The Reporting Person's aggregate voting power inclusive of the shares of Series A Preferred Stock and Common Stock is 74.57% (based on 51,783,583 shares of Common Stock, 5,003,773 shares of Series A Preferred Stock, and 3,500,000 shares of Series B Preferred Stock).
Transactions in the class effected during the past sixty days: Except for the Private Transaction and Asset Purchase Agreement and in connection therewith, there were no other transactions by the Reporting Person in shares of Common Stock as of the date hereof or during the period commencing sixty (60) days prior to the date hereof.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The disclosure set forth above in Item 3 and Item 4 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Asset Purchase Agreement dated May 19, 2025 between Issuer and Reporting Person (incorporated by reference to Issuer's Current Report on Form 8-K, filed May 21, 2025)

https://www.sec.gov/Archives/edgar/data/1130781/000147793225004068/nbbi_ex101.htm

## Signatures
- Vighnesh Harinarayan Dobale: /s/ Vighnesh Harinarayan Dobale, Vighnesh Harinarayan Dobale (12/31/2025)